AB FUNDS

501 Commerce Street

Nashville, TN 37203

June 27, 2025

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Shandy Pumphrey

Re:  In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. Pumphrey:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. (the "Adviser" or "we") on May 28, 2025.

If you have any questions regarding our response, please do not hesitate to call me at 629.213.5769.

Sincerely,

/s/ Stephen Woetzel

Stephen Woetzel

Treasurer and Chief Financial

Officer of each Fund

cc: Michael Reyes, Senior Vice President of the Funds

Nancy Hay, AllianceBernstein L.P.

Stephen Laffey, AllianceBernstein L.P.

Vince Noto, AllianceBernstein L.P.

Jennifer Friedland, AllianceBernstein L.P.

Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1

Tailored Shareholder Reports (“TSR”)

Consider adding a footnote within the semi-annual TSRs for the cost of $10K noting the percent is annualized.

Response #1:

The Adviser will include this disclosure going forward in the semi-annual TSRs.

Comment #2

Tailored Shareholder Reports (“TSR”)

Please explain if the hypothetical expense reflects a partial period or is annualized. If not a full year, please explain what the hypothetical expense would be.

Response #2:

The Adviser will add this explanation going forward.

Comment #3

Tailored Shareholder Reports (“TSR”)

The language relating to the Board’s approval of the advisory agreement was moved to the N-CSR, please remove the language regarding approval of the advisory agreement from the TSR. In future filings please consider adding information requested for item 11 under the section. If included in that section the disclosure should be in a format that is easily distinguished.

Response #3:

The Adviser intends to remove the disclosure relating to the Board’s approval of the advisory agreement from the TSRs going forward. This disclosure will be included in Item 11 in the N-CSRs.

Comment #4

Form N-CSR – All Funds

Form N-CSR items 7-11 should be posted to the website. Item 7 was included, but items 8-11 were not included. Please include on the website going forward the section on the Form N-CSR that contains the listing of 8-11.

Response #4:

The Adviser believes that the website is in compliance with the website availability requirements specified in the rule, as the links within the TSR direct the shareholder to the appropriate information required for items 7-11.

Comment #5

Tailored Shareholder Reports (“TSR”)

Please update website addresses within the TSR that direct the shareholder to performance information. The Staff noted the TSRs provide links to updated performance information, however, the links do not open to a page that shows performance information, just a listing of shareholder reports and holdings reports.

Response #5:

The Adviser intends to update the website to present a direct link to the performance information.

Comment #6

AB Sustainable Global Thematic Fund & Bernstein Fund, Inc.

Please explain why the TSRs were missing the disclosure stating, “The Fund’s past performance is not a good predictor of the Fund’s future performance”.

Response #6:

The Adviser will ensure the required disclosure is included in all future filings.

Comment #7

All Funds – Form N-CSR

Please explain how item 10 of Form N-CSR meets the requirements to disclose the aggregate renumeration paid by the company and reference the instruction noted in Form N-CSR item 10 as part of the response. Additionally, please consider including the information requested for item 10 under that section in the Form N-CSR.

Response #7:

The Adviser confirms that the aggregate renumeration paid by the company to all directors and advisory Board members is disclosed under item 7 on the statement of operations.

Comment #8

AB Cap Fund, AB Core Opportunities Fund, AB Equity Income Fund, AB Global Real Estate Investment Fund, AB Global Risk Allocation Fund, AB Trust, AB Variable Products Series Funds, & AB Active ETFs

Please explain why Form N-CSR items 10 and 11 point to item 1 and please explain why item 7 is listed as not applicable.

Response #8:

The Adviser confirms that “not applicable” and item 1 were inadvertently presented within the Form N-CSR. The Adviser will ensure that “not applicable” is removed from item 7 and that item 7 is properly referenced in items 10 and 11 for all future filings.

Comment #9

AB High Income Municipal Portfolio

Per Item C15 on Form N-CEN for affiliated brokers, AB High Income Municipal Portfolio paid $4k to Sanford C. Bernstein, an affiliate. Please explain why it was not disclosed in Form N-CSR.

Response #9:

The Adviser confirms that AB High Income Municipal Portfolio inadvertently omitted the $4k payment to Sanford C. Bernstein within the 5/31/24 annual financial statements. The Adviser will ensure all affiliated transactions are presented appropriately going forward.

Comment #10

Bernstein International Strategic Equities Portfolio

Form N-CSR period 9/30/24 for International Strategic Equities Portfolio received payment from affiliate of $53,150 during the period due to a NAV error, however, the Staff did not note an affirmative response in item B22 of Form N-CEN related to such payment. Please explain.

Response #10:

The Adviser confirms that International Strategic Equities Portfolio inadvertently provided a negative response regarding payment from an affiliate. The Adviser will ensure item B22 of Form N-CEN is updated appropriately going forward.

Comment #11

AB Sustainable Global Thematic Fund

Please explain why item B12 of Form N-CEN for AB Sustainable Global Thematic Fund denotes “No” for shareholder votes when there was a shareholder meeting held on July 18, 2024, to elect directors.

Response #11:

The Adviser confirms that AB Sustainable Global Thematic Fund inadvertently omitted the shareholder votes from item B12 on Form N-CEN. The Adviser will ensure item B12 of Form N-CEN is updated appropriately going forward.

Comment #12

AB Global Real Estate Investment Fund II

Line graph assumes a $10k investment however according to the prospectus, the institutional class has a minimum investment of $2MM. Please explain why the line graph does not show a $2MM investment.

Response #12:

The Fund’s prospectus refers to a minimum initial investment requirement of $10K for Bernstein clients and $2MM for certain other investors. As of June 24, 2025, 96% of the Fund’s shareholders have accounts with less than $2MM. Accordingly, we believe it is appropriate to assume a $10K investment in the line graph.

Comment #13

AB Sustainable Thematic Credit Portfolio, AB Active ETFs (AB Short Duration High Yield ETF, AB Corporate Bond ETF & AB High Yield ETF)

The Staff does not consider the Bloomberg US Corporate Bond Index to be a broad-based index. In future filings, please add an index that provide information about the performance of the Fund against a broader market. Please remember to describe this change in the following TSR. If you consider the noted index to be appropriate broad-base index, please explain why.

Response #13:

The Adviser believes that the Bloomberg US Corporate Bond Index is a broad-based index. The index is comprised of over 900 issuers and over 8000 individual CUSIPs. The Bloomberg US Corporate Bond Index is widely referenced as a primary broad-based benchmark by other fund firms.

Comment #14

Bernstein Small Cap Core Portfolio

Please describe which index is the broad-based index as the Russell 2000 is tagged as the broad-based index with the S&P 500 tagged as the additional index.

Response #14:

The Adviser confirms that the Portfolio’s broad-based index is the S&P 500, while the Russell 2000 is the additional index. The Adviser will ensure the tagging is updated in future filings.

Comment #15

AB Global Real Estate Investment Fund

Please tag additional indexes as only broad-based index was tagged.

Response #15:

The Adviser confirms that AB Global Real Estate Investment Fund inadvertently did not apply the appropriate tagging of the additional indexes.

Comment #16

AB Active ETFs

Please explain whether any of the creation/redemption fees charged by the ETFs are retained by the ETFs. If so, please disclose accounting policy for the fees, and disclose any fees that are paid to related parties.

Response #16:

The Adviser confirms creation/redemption fees are not retained by the ETFs.

Comment #17

AB Active ETFs

Please explain why Form N-CSR item 5 was marked as not applicable for the AB Active ETFs.

Response #17:

The Adviser confirms that AB Active ETFs inadvertently presented “not applicable” for Form N-CSR item 5. The Adviser will ensure Form N-CSR item 5 is presented appropriately for future filings.

Comment #18

AllianceBernstein National Municipal Income Fund

Please explain why an updated Form N-CSR was not used for the 10/31/24 annual report for Closed End AllianceBernstein National Municipal Income Fund. Confirm updated form will be used going forward.

Response #18:

The Adviser will use an updated Form N-CSR for AllianceBernstein National Municipal Income Fund for future filings.

Comment #19

AB Variable Products Series Funds

Certification - Item 4d of the Variable Products Series Fund certification required by item 19a of Form N-CSR filed for 12/31/24 does not appear to refer to the correct time period. Item 4d requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred during the period covered by this report. Please file an amended Form N-CSR to include the correct form of certification and ensure the certification is signed with current date.

Response #19:

The Adviser will update this certification going forward and will file an amended Form N-CSR for 12/31/24.

Comment #20

AB Sustainable International Thematic Fund, AB Short Duration High Yield ETF and AB Short Duration Income ETF

In accordance with Rule 313 of Regulation S-T, please update the status of the following series classes from active to inactive.

Response #20:

The Adviser will update the status for AB Short Duration High Yield ETF and AB Short Duration Income ETF from active to inactive. The Adviser confirms that AB Sustainable International Thematic Fund is currently still active and should not be updated.

Appendix B

1940 Act File Number	Registrant Name	Series Name	Fiscal Year-End Reviewed
811-07732	AllianceBernstein Global High Income Fund, Inc.	ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.	3/31/2024
811-07618	AB Municipal Income Fund II	AB Minnesota Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB New Jersey Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB Ohio Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB Pennsylvania Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB Virginia Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB Arizona Portfolio	5/31/2024
811-07618	AB Municipal Income Fund II	AB Massachusetts Portfolio	5/31/2024
811-04791	AB Municipal Income Fund, Inc.	AB National Portfolio	5/31/2024
811-04791	AB Municipal Income Fund, Inc.	AB New York Portfolio	5/31/2024
811-04791	AB Municipal Income Fund, Inc.	AB California Portfolio	5/31/2024
811-04791	AB Municipal Income Fund, Inc.	AB High Income Municipal Portfolio	5/31/2024
811-03131	AB Sustainable Global Thematic Fund, Inc.	AB SUSTAINABLE GLOBAL THEMATIC FUND, INC.	7/31/2024
811-06554	AB Global Bond Fund, Inc.	AB GLOBAL BOND FUND, INC.	9/30/2024
811-23100	Bernstein Fund, Inc.	International Strategic Equities Portfolio	9/30/2024
811-23100	Bernstein Fund, Inc.	International Small Cap Portfolio	9/30/2024
811-23100	Bernstein Fund, Inc.	Small Cap Core Portfolio	9/30/2024
811-02383	AB Bond Fund, Inc.	AB Income Fund	10/31/2024
811-02383	AB Bond Fund, Inc.	AB Total Return Bond Portfolio	10/31/2024
811-02383	AB Bond Fund, Inc.	AB Tax-Aware Fixed Income Opportunities Portfolio	10/31/2024
811-02383	AB Bond Fund, Inc.	AB Sustainable Thematic Credit Portfolio	10/31/2024
811-02383	AB Bond Fund, Inc.	AB All Market Real Return Portfolio	10/31/2024
811-02383	AB Bond Fund, Inc.	AB Bond Inflation Strategy	10/31/2024
811-02383	AB Bond Fund, Inc.	AB Municipal Bond Inflation Strategy	10/31/2024
811-08188	AB High Income Fund, Inc.	AB HIGH INCOME FUND, INC.	10/31/2024
811-08403	AB Institutional Funds, Inc.	AB Global Real Estate Investment Fund II	10/31/2024
811-00126	AB Relative Value Fund, Inc.	AB RELATIVE VALUE FUND, INC.	10/31/2024
811-10573	AllianceBernstein National Municipal Income Fund, Inc.	ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC	10/31/2024
811-23799	AB Active ETFs, Inc.	AB Corporate Bond ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB High Yield ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Conservative Buffer ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Short Duration High Yield ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Short Duration Income ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB International Low Volatility Equity ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB US High Dividend ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Ultra Short Income ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Tax-Aware Intermediate Municipal ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Core Plus Bond ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Tax-Aware Long Municipal ETF	11/30/2024

1940 Act File Number	Registrant Name	Series Name	Fiscal Year-End Reviewed
811-23799	AB Active ETFs, Inc.	AB US Large Cap Strategic Equities ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Disruptors ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB Tax-Aware Short Duration Municipal ETF	11/30/2024
811-23799	AB Active ETFs, Inc.	AB US Low Volatility Equity ETF	11/30/2024
811-01716	AB CAP FUND, INC.	AB All China Equity Portfolio	11/30/2024
811-01716	AB CAP FUND, INC.	AB Mid Cap Value Portfolio	11/30/2024
811-01716	AB CAP FUND, INC.	AB Small Cap Value Portfolio	11/30/2024
811-09687	AB CORE OPPORTUNITIES FUND, INC.	AB CORE OPPORTUNITIES FUND, INC.	11/30/2024
811-07916	AB EQUITY INCOME FUND, INC.	AB EQUITY INCOME FUND, INC.	11/30/2024
811-07707	AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.	AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.	11/30/2024
811-00134	AB GLOBAL RISK ALLOCATION FUND, INC.	AB GLOBAL RISK ALLOCATION FUND, INC.	11/30/2024
811-10221	AB TRUST	AB Large Cap Value Fund	11/30/2024
811-10221	AB TRUST	AB Discovery Value Fund	11/30/2024
811-10221	AB TRUST	AB International Value Fund	11/30/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Small Cap Growth Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Balanced Hedged Allocation Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Global Risk Allocation-Moderate Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Dynamic Asset Allocation Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Sustainable Global Thematic Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Relative Value Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB International Value Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Large Cap Growth Portfolio	12/31/2024
811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	AB Discovery Value Portfolio	12/31/2024